SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Quarter of 2024

The preliminary financial performance figures for Woori Financial Group for the three-month period ended on March 31, 2024, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2024	4Q 2023	% Change Increase	1Q 2023	% Change Increase (Decrease)
Revenue*	Specified Quarter	12,851,290	8,748,753	46.89%	12,554,540	2.36%
	Cumulative Basis	12,851,290	42,033,487	—	12,554,540	2.36%
Operating Income	Specified Quarter	1,149,233	133,345	761.85%	1,252,000	(8.21)%
	Cumulative Basis	1,149,233	3,499,029	—	1,252,000	(8.21)%
Income before	Specified Quarter	1,143,618	122,141	836.31%	1,270,321	(9.97)%
Income Tax Expense	Cumulative Basis	1,143,618	3,517,453	—	1,270,321	(9.97)%
Net Income	Specified Quarter	839,525	94,966	784.03%	946,622	(11.31)%
	Cumulative Basis	839,525	2,626,894	—	946,622	(11.31)%
Profit to the Equity Holders of the Parent Entity	Specified Quarter	824,490	68,114	1,110.46%	913,686	(9.76)%
	Cumulative Basis	824,490	2,506,296	—	913,686	(9.76)%

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2024

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the three-month period ended on March 31, 2024, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2024	4Q 2023	% Change Increase	1Q 2023	% Change Increase (Decrease)
Revenue*	Specified Quarter	11,719,621	7,652,823	53.14%	11,468,014	2.19%
	Cumulative Basis	11,719,621	37,719,811	—	11,468,014	2.19%
Operating Income	Specified Quarter	1,076,844	273,471	293.77%	1,141,404	(5.66)%
	Cumulative Basis	1,076,844	3,316,958	—	1,141,404	(5.66)%
Income before	Specified Quarter	1,067,607	265,980	301.39%	1,155,671	(7.62)%
Income Tax Expense	Cumulative Basis	1,067,607	3,329,434	—	1,155,671	(7.62)%
Net Income	Specified Quarter	792,210	217,068	264.96%	865,133	(8.43)%
	Cumulative Basis	792,210	2,515,080	—	865,133	(8.43)%
Profit to the Equity Holders of the Parent Entity	Specified Quarter	789,693	215,813	265.92%	861,713	(8.36)%
	Cumulative Basis	789,693	2,505,587	—	861,713	(8.36)%

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 26, 2024	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President